PARSONS LAW FIRM

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James B. Parsons*                                                                                                email firm-info@parsonslaw.biz                                                                                 *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                      the Northern Mariana Islands

June 27, 2005

Ms. Mary K. Fraser

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20548

            Mail Stop 0309

Re: Celtic Cross Ltd.

Form SB-2A

SEC file No. 333-123774

Dear Ms. Fraser and Mr. Riedler:

This letter is in response to your comment letter dated May 3, 2005, with regard to the Form SB-2 filing of Celtic Cross Ltd.., a Nevada corporation ("Company"). Each comment point in your letter will be cross-referenced with point(s) in the Form SB-2A filed on June 30, 2005.

General
  The filing has been amended throughout to provide consistent description of the status of the Company's operations in the Summary and subheading Revenues. A description of services that the Company currently does not provide, but intends to provide, is indicated. Additionally, reference to potential increases in revenue has been eliminated.

  The Company believes it is not eligible to use Form S-11, since its business model includes travel bookings and related travel services. While Celtic Cross will own timeshare units, some will be actual investments in real estate, while others may be non-deeded ownership, more a form of a contract right that a property right.

Prospectus Summary

  The filing has been amended to clarify that the Company has not engaged in any operating activities to date. The losses to December 31, 2004, have been quantified and the auditor's opinion of a going concern has been restated.

  The filing has been amended on page 3 to more thoroughly describe the Company's proposed activities and how it is anticipated revenues will be earned. The Business section of the document has also been amended to reflect the same details on page 15.

  The filing has been amended on page 4 to expand the disclosure to discuss short and long- term needs, and to describe the Company's cash requirements. The Management Discussion and Analysis has also been expanded to provide a more comprehensive discussion of the short and long-term needs on page 20.

Capital and Liquidity
  The filing has been amended on page 4 to include a discussion of the note entered into to finance the property owned by the Company.

Risk Factors

  The filing has been amended throughout to delete the term "assurance" and to explain why no guarantees can be made.

  The filing has been amended on page 6 to reflect the consequences to the shareholders if the Company is unable to generate increased revenues.

  The filing has been amended to revise the subheadings to more accurately summarize the content of the body of the risk factor. Sentence capitalization has also been changed.

  The filing has been amended on page 5 to expand the explanation of the Broker/Dealer obligation and to show a more robust discussion of the potential adverse consequence of an investment in a penny stock.

  The filing has been amended on page 9 to restate the auditors' going concern opinion.

Limited Operating History; Lack of Operating Revenue; Early Stage of Exploration

  The filing has been amended on page 7 to clarify that there is only one director and a consultant conducting the business of the Company. The risk factor "Thinly Staffed" has been expanded and merged with this risk factor.

  The filing has been amended on page 5 to expand the discussion to specifically describe the risks of a developmental company and the potential adverse consequences. Also described are the activities included under organizational activities and acquisitions.

  The filing has been amended on page 6 to quantify the Company's losses.

We are Dependent Upon Financing Activities to Fund Our Operations.

  The filing has been amended on page 6 to quantify the dollars received from private placements. The use of the funds has been extracted from the auditors' financial statement and duplicated here. Also, the filing has been amended to specify the amount of funding necessary to implement the plans of the Company and the plans for acquiring the funds.

  The filing has been amended on page 7 to better explain the concept of the Company.

  The filing has been amended on page 6 to clarify that the Company does not currently have any operations.

We are Dependent upon Certain Officers, Key Employees and Consultants
  The filing has been amended on page 7 to indicate that we only have one officer, who is our sole Director. It also discloses the use of consultants, who they are and what they provide.

We are Thinly Staffed
  The filing has been amended on page 5 to delete this subheading and merged it with "Limited Operating History."

The Timeshare Industry is Highly Competitive and We are at a Competitive Disadvantage.
  The filing has been amended on page 7 to further expand on the competition found within the Travel and Timeshare Industry. Also the filing has been amended to describe the Industry and how we feel we can successfully compete.

Other Risks pertaining to the Common Stock
  The Company believes that Rule 144 allows for the resale of stock of affiliates pursuant to sections 144(d) & (e) of the Rule. While the number of shares available for resale may be limited by the volume of trading activity, those shares may, in fact, be so eligible, and the Company believes that a risk factor with such a disclosure is appropriate.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.
  The filing has been amended on page 8 to reflect that no issuance of common stock is contemplated.

We Have Not Paid any Dividends and Do Not Expect to Pay Dividends in the Near Future
  The filing has been amended on page 9 to change the risk factor and subheading to discuss the potential adverse consequences that the investor may not be able to sell the stock for more than he or she paid for it. The filing has also been revised to specify the Company, rather than any company in general.

Selling Shareholders

  The filing has been amended on page 13 to specify how investors in the United Kingdom will be able to sell their shares in the U.S. over-the-counter market.

  The filing has been amended on page 12 to show the beneficial owner of Chancery Lane Investment Group, Inc. In addition, none of the selling shareholders are affiliates, broker/dealers or affiliates of broker dealers.

  The selling shareholders that reside in the U.K. all reside in the Lakes Area of Northern England and are friends and relatives of the Company's Director, Mr. Howard Bouch. The filing has been amended on page 13 to indicate that they are all members of an investment club. An Offering Memorandum was circulated. A copy is attached.

Plan of Distribution

  The filing has been amended on page 13 to delete the term "underwriters".

  A brief description of Regulation M has been included.

Directors, Executive Officers, Promoters and Control Persons.
  The filing has been amended on page 14 to delete all references to Mr. Murphy.

Description of Business

  Under "General," the filing has been amended on page 17 to provide a more detailed explanation of the business of the Company. Also discussed is a timeline for commencing business operations.

  The filing has been amended on page 19 to credit the source of the statistical information included. The documents were sourced from the Internet.

Management's Discussion and Analysis of Financial Condition and Result of Operations

  The filing has been amended on page 21 to clarify cross-selling programs and add-on acquisitions.

  The filing has been amended on page 20 to address the length of time the Company can satisfy its cash requirements, and the fact that the Company will have to raise additional funds. Also disclosed is the fact that there is doubt about the Company's ability to continue as a going concern and our plans to overcome the financial difficulties.

Description of Property

  The filing has been amended on page 20 to reconcile the discrepancies and to provide information about the property.

Executive Compensation
  The filing has been amended to address Staff Topic 1B(1).

Long Term Liabilities

  The Notes to Financial Statements have been updated.

Going Concern Considerations

  The Disclosure regarding a Going Concern has been updated.

Signatures
  The filing has been amended on the signature page to identify the Chief Financial Officer and is appropriately signed.

Exhibit 5 - Legal Opinion
  The legal opinion has been revised.

We appreciate the opportunity to address these issues, and please contact me with any further questions or comments. If there are no further comments, the Company would request an accelerated effective date.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES B. PARSONS

JBP:jpb